Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

December 20, 2012

Wells Fargo Funds Management proposes mergers for certain Wells Fargo Advantage Funds

On December 20, 2012, Wells Fargo Funds Management, LLC, the investment advisor to Wells Fargo Advantage Funds, filed a definitive prospectus/proxy statement proposing the mergers of three Wells Fargo Advantage Funds into other funds within the family. The proposed mergers have been unanimously approved by the Wells Fargo Advantage Funds Board of Trustees and are subject to approval by the merging funds’ shareholders.

The following questions and answers provide further details about the proposed mergers:

Section I: questions and answers about the merger proposals

The Wells Fargo Advantage Funds Board of Trustees has unanimously approved the following fund merger proposals, which are subject to further approval by the funds’ shareholders:

Wells Fargo Advantage Diversified Small Cap Fundand Wells Fargo Advantage Small Company Growth Fund

Wells Fargo Advantage Equity Value Fund and Wells Fargo Advantage Intrinsic Value Fund

Wells Fargo Advantage Small/Mid Cap Core Fund and Wells Fargo Advantage Common Stock Fund

Diversified Small Cap Fund

Merging (or target) fund	Acquiring fund	Portfolio management team of acquiring fund
Wells Fargo Advantage Diversified Small Cap Fund	Wells Fargo Advantage Small Company Growth Fund	Robert B. Mersky, CFA; Paul E. von Kuster, CFA; Daniel J. Hagen, CFA; James P. Ross, CFA; and William A. Grierson, CFA (Peregrine Capital Management, Inc.)

Why did Wells Fargo Funds Management propose the merger of the Diversified Small Cap Fund into the Small Company Growth Fund?

The Wells Fargo Advantage Diversified Small Cap Fund currently invests in several small-cap portfolios, including 25% of its assets in the Small Company Growth Portfolio, managed by Robert B. Mersky, Paul E. von Kuster, Daniel J. Hagen, James P. Ross, and William A. Grierson in the same manner as the Small Company Growth Fund. Wells Fargo Funds Management has developed a high level of confidence in the integrity and sustainability of the investment process of this team and its ability to maintain style purity and style consistency through different market cycles.

Wells Fargo Funds Management considered the following before making its recommendation:

Both funds have the same investment objective of seeking long-term capital appreciation.

Both funds have the same Morningstar® Category (Small Growth).

The Diversified Small Cap Fund currently invests 25% of its assets in the same investment strategy as the Small Company Growth Fund.

Current shareholders of the Diversified Small Cap Fund would benefit from lower net operating expenses following the proposed merger.

What can you tell me about the portfolio managers for the Small Company Growth Fund?

Robert B. Mersky, CFA, is a founder, president, and portfolio manager with Peregrine Capital Management, Inc. In 1984, Mr. Mersky and five other senior portfolio managers founded Peregrine. Mr. Mersky is responsible for Peregrine’s small-cap equity style and oversees the Small Company Growth Portfolio and the Wells Fargo Advantage Small Company Growth Fund. Mr. Mersky has actively managed small-cap stocks since 1973. Prior to joining Peregrine, Mr. Mersky had been associated with Norwest Bank since 1968, and his roles included senior research analyst, portfolio manager, director of research, and chief investment officer. Mr. Mersky earned his bachelor’s degree in accounting from the University of Minnesota. Mr. Mersky has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Paul E. von Kuster, CFA, joined Peregrine in 1984 as a senior vice president and portfolio manager. He currently co-manages the Small Company Growth Portfolioand the Wells Fargo Advantage Small Company Growth Fund. Mr. von Kuster earned his bachelor’s degree in philosophy from Princeton University. Mr. von Kuster has earned the right to use the Chartered Financial Analyst (CFA) designation.

Daniel J. Hagen, CFA, joined Peregrine in 1996 as a securities analyst on the small-cap equity team and joined the portfolio management team in 2001. Prior to joining Peregrine, Mr. Hagen was a managing director and analyst at Piper Jaffray, where he was employed beginning in 1983. Mr. Hagen earned his bachelor’s degree in finance from the University of Minnesota. Mr. Hagen has earned the right to use the Chartered Financial Analyst (CFA) designation.

James P. Ross, CFA, joined Peregrine in 1996 as a senior portfolio advisor on the small-cap equity team, which is responsible for the Small Company Growth Portfolio. He shares responsibility for client service communications, handles special projects, and works on compliance-related issues. Prior to joining Peregrine, Mr. Ross spent six years at Norwest Investment Management (now Wells Capital Management), where he held various positions, including chief investment officer and product manager for Norwest Advantage Funds, and investment analyst and oversight for the corporation’s benefit plans. Mr. Ross began his career as a treasury analyst with Ecolab, Inc. Mr. Ross earned his bachelor’s and master’s degrees in business administration from the University of Iowa. Mr. Ross has earned the right to use the Chartered Financial Analyst (CFA) designation.

William A. Grierson, CFA, joined Peregrine in 2000 as a securities analyst on the small-cap equity team. In 2005, he became a member of the portfolio management team responsible for the Small Company Growth Portfolio. Prior to joining Peregrine, Mr. Grierson spent over six years with Kopp Investment Advisors where he worked as a senior research analyst and portfolio manager. He began his career at Northern Trust as a reporting analyst. Mr. Grierson earned his bachelor’s degree from Lawrence University. Mr. Grierson has earned the right to use the Chartered Financial Analyst (CFA) designation.

Can you tell me more about Peregrine Capital Management?

Peregrine Capital Management, a registered investment advisor, was founded in 1984, seeking to provide institutional clients with style integrity, strong returns, and outstanding client service. It manages three specialty investment styles: growth equity, small-cap growth, and small-cap value. The stability of its workforce and its unwavering adherence to its investment styles and disciplines allow clients the potential to benefit from a culture that offers continuity and focus. Peregrine provides investment advisory services to corporate and public pension plans, profit sharing plans, savings investment plans, 401(k) plans, foundations, and endowments. Peregrine is an affiliate of Wells Fargo Funds Management and a wholly owned subsidiary of Wells Fargo & Company.

What is Peregrine’s stock selection process?

The team focuses on small, rapidly growing, and misunderstood companies that have the potential for dramatic price appreciation. It conducts rigorous fundamental research to target companies in discovery and rediscovery phases of development. The team focuses on younger companies in the discovery phase that have long-term earnings growth potential of more than 20%, high profitability, and unique products or services. It looks for rediscovery-phase companies that have new management, near-term earnings growth potential of greater than 40%, recovering profitability, or takeover/restructuring potential.

The team seeks to maintain a balanced mix of rapidly growing discovery and rediscovery holdings, providing investors with consistent, diversified small-cap growth exposure in a variety of market environments. It focuses on exploiting information gaps between a company’s true fundamental value and its actual stock price in seeking to produce strong risk-adjusted returns. This approach optimizes the fund’s risk/reward profile.

How do the investment approaches of the Diversified Small Cap Fund and the Small Company Growth Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation. They both invest principally in equity securities of small-cap companies using active management. While the Diversified Small Cap Fund uses a multi-manager approach to achieve its objective, the Small Company Growth Fund is managed by one investment team at Peregrine.

Will current shareholders of the Diversified Small Cap Fund receive the same share class of the Small Company Growth Fund?

No. Currently the Diversified Small Cap Fund offers only Administrator Class shares. Following the proposed merger, shareholders would receive Institutional Class shares and benefit from lower net operating expenses.

Equity Value Fund

Merging (or target) fund	Acquiring fund	Portfolio management team of acquiring fund
Wells Fargo Advantage Equity Value Fund	Wells Fargo Advantage Intrinsic Value Fund	Gary W. Lisenbee, Jeffrey Peck, (Metropolitan West Capital Management, LLC)

Why did Wells Fargo Funds Management propose the merger of the Equity Value Fund into the Intrinsic Value Fund?

Metropolitan West Capital Management, LLC (MetWest Capital), has managed mutual fund portfolios for Wells Fargo Funds Management and its predecessor Evergreen Investments since the Intrinsic Value Fund’s inception in 2006. Wells Fargo Funds Management has a high level of confidence in the integrity and sustainability of the team’s investment process and ability to maintain style purity and style consistency through different market cycles.

Wells Fargo Funds Management considered the following before making its recommendation:

The funds have identical investment objectives.

Both funds have the same benchmark (Russell 1000® Value Index).

Current shareholders of the Equity Value Fund would benefit from lower net operating expenses following the proposed merger.

What can you tell me about the portfolio managers for the Intrinsic Value Fund?

Gary W. Lisenbeeis the chief executive officer and chief investment officer of MetWest Capital. He co-founded MetWest Capital in 1997. Before that, Mr. Lisenbee served as principal, portfolio manager, and investment policy committee member with Palley-Needelman Asset Management, Inc.; as senior vice president, portfolio manager, and investment policy committee member with Van Deventer & Hoch Investment Counsel; and as partner and research analyst with Phelps Investment Management. He has worked in the investment management field since 1973. Mr. Lisenbee earned both a bachelor of arts in accounting and a master of arts in economics from California State University, Fullerton.

Jeffrey Peckis director of research and serves as lead strategist of the large-cap intrinsic value strategy with MetWest Capital’s investment team. He joined MetWest Capital in 2004. Before that he served as equity research analyst with both Janney Montgomery Scott and Bear Stearns & Co., Inc. Mr. Peck has worked in the investment management field since 1995. He earned a bachelor of science in mechanical engineering from State University of New York, Buffalo, and a master of business administration from New York University’s Stern School of Business. In 2004, Mr. Peck received the honor of being named a Best on the Street Analyst by The Wall Street Journal.

Can you tell me more about MetWest Capital?

MetWest Capital, a registered investment advisor, was founded in 1997, with a commitment to investment discipline and meeting client objectives. It manages four specialty investment styles: large-cap intrinsic value, small-cap intrinsic value, global intrinsic equity, and international intrinsic equity. MetWest Capital provides investment advisory services to pension plans, endowments, mutual funds, and individual investors. MetWest Capital is an affiliate of Wells Fargo Funds Management and Wells Capital Management, and a wholly owned subsidiary of Wells Fargo & Company.

What is the team’s stock selection process?

The team invests in high-quality businesses, defined as those with sound competitive positions, established operating histories, financial strength, and proven management teams. It identifies companies whose values are currently underappreciated by investors; it invests when those firms trade at a significant discount to their intrinsic value and catalysts are present. The team uses a global, all-cap research process to identify catalysts that may unlock intrinsic value over a period of three to five years. It typically concentrates holdings in approximately 40 to 50 high-conviction names. The team manages company and portfolio risk by diversifying the fund across sector, industry, economic cyclicality, and interest-rate sensitivity.

The team identifies company-specific catalysts that it believes will help a company attain its full value over a three- to five-year investment horizon. Catalysts may include a meaningful change in a company’s products or services, a significant restructuring, or a change in management.

Two aspects of the team’s strategy help to moderate risk:

A strong sell discipline

Investing only in companies that have established operating histories, financial strength, and strong management

How do the investment approaches of the Equity Value Fund and the Intrinsic Value Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation and are actively managed. Both funds invest principally in equity securities of large-capitalization companies, which they define as companies with market capitalizations within the range of the Russell 1000® Index. The Intrinsic Value Fund is more concentrated with approximately 45 holdings versus approximately 85 holdings for the Equity Value Fund. Unlike the Equity Value Fund, the Intrinsic Value Fundmay invest up to 20% of its total assets in equity securities of foreign issuers.

Will current shareholders of the Equity Value Fund receive the same share class of the Intrinsic Value Fund?

Yes. Existing shareholders of the Equity Value Fund will receive the same class of shares of the Intrinsic Value Fund. The Board of Trustees has approved the launch of Class R shares of the Intrinsic Value Fund which are intended to receive the assets of the Class R shares of the Equity Value Fund.

Small/Mid Cap Core Fund

Merging (or target) fund	Acquiring fund	Portfolio management team of acquiring fund
Wells Fargo Advantage Small/Mid Cap Core Fund	Wells Fargo Advantage Common Stock Fund	Ann M. Miletti; Thomas D. Wooden, CFA (Wells Capital Management)

Why did Wells Fargo Funds Management propose the merger of the Small/Mid Cap Core Fund into the Common Stock Fund?

The Core Equity team at Wells Capital Management (WellsCap) has portfolio management responsibility for the Common Stock Fund. The investment strategy utilized by the Core Equity team has been in place for more than 20 years, and the team has managed mutual fund portfolios for Wells Fargo Funds Management since 2005. During that period of time, Wells Fargo Funds Management has developed a high level of confidence in the integrity and sustainability of the team’s investment process and its ability to maintain style purity and style consistency through different market cycles.

Wells Fargo Funds Management considered the following before making its recommendation:

Both funds share the same investment objective of seeking long-term capital appreciation.

Both funds have the same benchmark (Russell 2500® Index).

Both funds have the same Lipper category (Mid Cap Core).

Current shareholders of the Small/Mid Cap Core Fund would benefit from lower net operating expenses following the proposed merger.

What can you tell me about the portfolio managers for the Common Stock Fund?

Ann Milettiis a managing director and senior portfolio manager on the Core Equity team at WellsCap. In this role, she is lead portfolio manager for the Small Cap, SMID Cap, and Midcap Core equity strategies. Ann began her investment industry career in 1991, joining WellsCap in 2005 from Strong Capital Management where she served in a similar role. She began her career at Strong as an investor services representative and later served as an equity research analyst. Ann earned a bachelor’s degree in education from the University of Wisconsin, Milwaukee.

Thomas D. Wooden, CFA, is a co-portfolio manager on the Core Equity team at WellsCap. In this role, he is the co-portfolio manager for the Small Cap, SMID Cap, and Midcap Core equity strategies. Prior to joining WellsCap in 2008, Mr. Wooden was an associate portfolio manager for Artisan Partners, LLC, where he began his investment industry career in 1999. Earlier, he was an F-15C Squadron Assistant Operations Officer, Weapons Officer and Instructor Pilot for the United States Air Force. He earned his bachelor’s degree in business management from the USAF Academy in Colorado Springs, Colorado. Mr. Wooden has earned the right to use the Chartered Financial Analyst (CFA) designation.

Tell me about the resources of the Core Equity team at WellsCap.

The Core Equity team has 16 members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. The team includes four portfolio managers/analysts, eight analysts, one product specialist, one trader, one team coordinator, and one assistant.

What is the Core Equity team’s stock selection process for the Common Stock Fund?

The team identifies growing companies with superior business models that are trading at what the team believes to be significant discounts to their actual values. The team’s Private Market Price (PMP) approach uses fundamental research to find sound companies with attractive, long-term growth prospects. It focuses on stocks that may be temporarily out of favor and trading at 50% to 65% of their true PMPs, according to the team’s assessments. The team conducts extensive financial analysis in order to apply industry-specific models and metrics to measure a firm’s true PMP.

By constantly measuring a company’s PMP, the team is better able to assess a company’s worth and act decisively when “market emotion” drives the price of a solid business down to discount levels. Additionally, the PMP investment process helps to discern differences between mispriced stocks and those with cheap valuations, improving the team’s likelihood to generate alpha. The PMP investment approach is designed to be growth- and value-neutral, with the flexibility to opportunistically invest in the best ideas at either end of the growth and value spectrum.

How do the investment approaches of the Small/Mid Cap Core Fund and the Common Stock Fund compare?

Both the Small/Mid Cap Core Fund and the Common Stock Fund have the same investment objective of seeking long-term capital appreciation. Both invest at least 80% of their assets in small- and medium-capitalization companies. While both funds are actively managed small/mid-cap core funds, the Small/Mid Cap Core Fund relies, to a greater extent, on quantitative analysis.

The funds have different market capitalization definitions. The Common Stock Fund defines small- and medium-capitalization companies as those with market capitalizations, at the time of purchase, within the range of the Russell 2000® Index and the Russell Midcap® Index, while the Small/Mid Cap Core Fund defines small- and medium-capitalization companies as those with market capitalizations, at the time of purchase, within the range of the Russell 2500™ Index.

The Small/Mid Cap Core Fund is more concentrated, typically having about 50 holdings versus 80 holdings for the Common Stock Fund. The Common Stock Fund allows up to 25% of its total assets to be held in equity securities of foreign issuers, while the Small Mid/Cap Core Fund does not include equity securities of foreign issuers as one of its principal investments.

Will existing shareholders hold the same share class that they own today following the proposed fund merger?

Yes. Existing shareholders of the Small/Mid Cap Core Fund will receive the same class of shares of the Common Stock Fund.

Section II: Proxy solicitation process and general information

How will shareholders be notified of the merger proposals? Do they need to take any action?

Beginning in December 2012, shareholders of the merging (or target) funds are being mailed a proxy statement inviting them to vote on the merger proposal for their fund at a special shareholder meeting on February 22, 2013. Shareholders who receive proxy materials will have the opportunity to vote their shares.

What is the timeline for the mergers?

Time frame	Event
November 30, 2012	Record date for special shareholder meeting. (Shareholders who owned shares of the merging funds as of this date will be eligible to vote their shares.)
December 2012	Proxy materials will be mailed to shareholders.
February 22, 2013

Scheduled date of the special shareholder meeting. For shareholders who do not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m. Pacific Time at 525 Market Street, 12th Floor, San Francisco.

March 1, 2013	If approved by shareholders, the merger is expected to take effect following the close of business on or about March 1, 2013.

Will the mergers be taxable events for shareholders?

No. The mergers are expected to be tax-free transactions for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, each merging (or target) fund may make a distribution of income and/or capital gains in advance of the merger. The timing and amount of any such distribution is not known at this time.

Can investors still purchase, redeem, and exchange the merging and acquiring funds prior to the mergers?

Yes. Shareholders may continue to invest in the merging and acquiring funds prior to the proposed mergers. They may also continue to redeem from these funds and exchange to or from the funds.

Who is entitled to vote?

Shareholders who owned shares of the merging funds on the record date, November 30, 2012, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their votes. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in any of the following ways:

Signing and returning the proxy ballot by mail prior to the shareholder meeting

Calling the toll-free number listed on their proxy ballots (shareholders will need the control number printed on the ballot)

Going online to the website listed on their proxy ballots and following the instructions (shareholders will need the control number printed on the ballot)

Personally attending and voting at the shareholder meeting on February 22, 2013

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy votes by mail. They may call the proxy solicitation firm, AST Fund Solutions, LLC, (formerly known as The Altman Group) at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an email confirmation.

How can shareholders vote over the phone?

Shareholders can vote using an automated phone service by calling the toll-free number listed on their proxy ballots. Shareholders who want to vote over the phone can also call or be transferred to AST Fund Solutions, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time, Monday through Friday. AST Fund Solutions may transfer shareholders to Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. They may vote online by following the instructions provided on their proxy ballots.

If shareholders approve the proposals, when will the mergers take place?

Upon shareholder approval, the merger is expected to occur following the close of business on or about March 1, 2013.

Will anyone call shareholders regarding these proxies?

AST Fund Solutions, an independent proxy solicitor retained by Wells Fargo Funds Management, may contact shareholders regarding these proxies.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management or one of its affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the funds or to the funds’ shareholders.

What if shareholders of a fund do not approve the merger?

If this occurs, the merger will not take place and the Board of Trustees will determine an appropriate course of action.

Whom can shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship managers, their investment professionals, or Wells Fargo Advantage Funds at

1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, AST Fund Solutions, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time, Monday through Friday.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap company stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund’s prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargoadvantagefunds.com. Read it carefully before investing.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transactions, the acquirer has filed a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety because it contains important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the acquirer with the SEC at the SEC’s website, www.sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to the acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, www.wellsfargoadvantagefunds.com. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Participants in the solicitation

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the prospectus/proxy statement when it is filed with the SEC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company 213803 12-12

NOT FDIC INSURED/NO BANK GUARANTEE/MAY LOSE VALUE